November 12, 2015

Via Edgar

Mr. Larry Spirgel

Ms. Celeste Murphy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Quarter ended June 30, 2015

Filed August 7, 2015

File No. 001-13718

Dear Mr. Spirgel and Ms. Murphy:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff,” “Commission,” or “SEC”), which were set forth in your letter dated October 23, 2015 (the “October 23rd Letter”) regarding the Company’s above-referenced filings.

The responses to the Staff’s comments are provided in the order in which the comments were set out in the October 23rd Letter and are numbered correspondingly.

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Item 1a. Risk Factors

We have significant contingent obligations related to deferred acquisition consideration and minority interests in our subsidiaries, which will require us to utilize our cash flow and/or to incur additional debt to satisfy, page 6.

1.	We note your response in comment 2. In your MD&A disclosure please further discuss, through the eyes of management, any known trends that may impact deferred acquisition totals and the amount of redeemable non-controlling interests for your two reportable segments. Additionally, on a segment basis, please provide a discussion of the drivers of the net changes in deferred acquisition totals with an emphasis on detailing to what degree increases can be attributed to acquisitions of new businesses, compounding past deferred considerations that have remained outstanding (due to subsidiary revenue or growth targets not being met), or downward redemption value adjustments.

The Company has recorded deferred acquisition consideration liabilities and redeemable noncontrolling interests in connection with certain of its acquisitions, which are initially recorded at their acquisition-date fair values and re-measured each period.

The deferred acquisition consideration liabilities and redeemable noncontrolling interests are impacted by (i) present value adjustments to accrete the acquisition date fair value to the estimated future payment amount at the reporting date and (ii) changes in the estimated future payment amount resulting from the underlying subsidiary’s financial performance. Significant changes in financial performance and metrics, such as profit margins and the rate of earnings growth, relative to expectations could result in adjustments to redemption value. In addition, the deferred acquisition consideration liabilities and redeemable noncontrolling interests could be materially impacted by future acquisitions, including acquisitions of incremental ownership of the Company’s majority-owned subsidiaries, and the particular structure of such acquisitions. These factors and activities are consistent across the Company’s SMS and PMS segments.

In its Form 10-Q for the quarter ended September 30, 2015, the Company has included enhanced disclosure to provide information about changes in the deferred acquisition consideration liabilities by segment as shown below. [See MD&A, “Liquidity and Capital Resources: Deferred Acquisition Consideration and Other Balance Sheet Commitments” (p. 48).]

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	Strategic Marketing Services	Performance Marketing Services	Total
Beginning balance - deferred acquisition consideration	$110,727	$61,500	$172,227
Payments	(54,339)	(22,857)	(77,196)
Grants	131,437	31,731	163,168
Redemption value adjustments	6,033	(8,383)	(2,350)
Foreign translation adjustment	(176)	(3,403)	(3,579)
Total contingent payments	193,682	58,588	252,270
Fixed payments	25,948	13,509	39,457
Ending balance - deferred acquisition consideration	$219,630	$72,097	$291,727

Redeemable noncontrolling interests	$65,602	$5,724	$71,326

Included in grants (above) are deferred acquisition consideration liabilities recorded in connection with the Company’s acquisitions. During the period, the Company completed one new acquisition within the PMS segment and recorded deferred acquisition consideration liabilities and redeemable noncontrolling interests with acquisition date fair values of $25.1 million and $2.0 million, respectively. The Company also acquired incremental ownership interests in several of its majority-owned subsidiaries within the SMS and PMS segments and recorded deferred acquisition consideration liabilities with acquisition-date fair values of $151.0 million and $7.2 million, respectively and reduced redeemable noncontrolling interests within the SMS segment by $8.7 million.

The Company will continue to provide enhanced disclosures about its deferred acquisition consideration liabilities and redeemable noncontrolling interests in future SEC filings and will update the disclosures as trends indicating the future trajectory of or potential changes to amounts recorded become known.

Goodwill and Indefinite-Lived Intangible, pages 50-51

2.	We note in your response to comment 6 you indicate the Company was not required under GAAP to also test goodwill for impairment at a lower level of aggregation. Please tell us if separate financial statements are prepared under generally accepted accounting principles for your subsidiary partner firms and explain to us how your policies for subsidiary goodwill fully comply with the guidance in ASC 350-20-35-48.

Separate GAAP financial statements are not prepared for the Company’s subsidiary partner firms. To the extent separate GAAP financial statements for a subsidiary partner firm with goodwill are required, the Company’s goodwill accounting policies and procedures require that the subsidiary goodwill be tested for impairment at the subsidiary level in accordance with ASC 350-20-35-48.

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3.	In regard to the representation in your response to comment 6 that “the Company did not identify factors indicating potential goodwill impairment associated with individual subsidiary partner firms with reported goodwill included in any of the reporting unites in 2013 and 2014”, please clarify if the basis for this representation is a qualitative assessment that was performed by management of each of your subsidiary partner firms with goodwill included in any of the reporting units in 2013 and 2014. If applicable, please also confirm that in your qualitative assessments of each of your subsidiary partner firms with goodwill you fully considered the existence of any adverse qualitative factors, including poor financial performance, negative or declining cash flows, and zero or negative carrying value of the subsidiary. Refer to the guidance is ASC 350-20-35-8A.

For its 2013 and 2014 goodwill testing, the Company tested goodwill for impairment at the reporting unit level in accordance with ASC 350. Based on its testing, the Company did not identify potential goodwill impairment at the reporting unit level. The representation referred to above is intended to convey that in connection with this testing nothing came to the Company’s attention indicating potential goodwill impairment associated with the subsidiary partner firms included in the reporting units.

Notwithstanding our belief that the assessments made in connection with our goodwill testing are reasonable, the Company performed a look back to evaluate whether its testing in 2013 and 2014 would have otherwise identified potential goodwill impairment had the testing been performed at the subsidiary partner firm level.

The 2013 Look Back

In connection with its goodwill testing in 2013, the Company calculated the fair value of each of its seven reporting units using a discounted cash flow method (Step 1). For the 2013 look back, the Company similarly calculated the fair value of each of the subsidiary partner firms included in the reporting units using the information previously used to calculate the fair value of the reporting units. This look back did not subsequently indicate potential goodwill impairment associated with the subsidiary partner firms included in the reporting units.

The 2014 Look Back

In connection with its goodwill testing in 2014, the Company calculated the fair value of each of its seven PMS reporting units using a discounted cash flow method (Step 1). The Company performed a qualitative assessment of each of its three SMS reporting units (Step 0).

For five of the PMS reporting units, the Company did not perform a look back because four of the reporting units included only a single subsidiary partner firm and the other reporting unit included subsidiary partner firms that were consolidated into a single partner firm for internal reporting purposes. This testing did not previously identify potential goodwill impairment associated with the reporting units and, therefore, with the subsidiary partner firms included in the reporting units.

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For the remaining two PMS reporting units, the Company performed a look back as in 2013. That is, the Company similarly calculated the fair value of each of the subsidiary partner firms included in the reporting units using the information previously used to calculate the fair value of the reporting units. This look back did not subsequently indicate potential goodwill impairment associated with the subsidiary partner firms included in the reporting units.

For the three SMS reporting units, the Company’s qualitative assessments considered relevant events and circumstances, including financial performance, cash flows, macroeconomic conditions, and zero or negative carrying value of the reporting unit, as well as the difference between the fair value and carrying amount of each of the SMS reporting units based on its testing in the prior year in accordance with ASC 350-20-35-8A. The Company evaluated this previous assessment and did not subsequently identify adverse qualitative factors specific to the subsidiary partner firms included in the reporting units indicating potential goodwill impairment associated with these firms.

4.	We note in the table of page 51 that you made a range of assumptions for long-term growth rates of your reporting units while apparently utilizing only one discount rate (WACC). The varying long-term growth rates of the reporting units may indicate that the risks also vary among the reporting units. Please explain to us why it is appropriate to use the Company’s weighted average cost of capital as the discounted rate, when testing for goodwill impairment at the reporting unit level, operations that apparently have varying degrees of risk.

For its goodwill testing, the Company uses a discounted cash flow method (an income approach) to estimate the fair value of each of its reporting units representing the price that would be received for the reporting unit assuming it is sold in an orderly transaction between market participants. In applying the discounted cash flow method, estimates of future cash flows of each reporting unit are developed using the average of multiple estimated long-term revenue growth rates and other assumptions (for example, operating margin, EBITDA, tax rates, capital expenditures, and expected long-term cash flow growth rates) to produce estimates that incorporate a spectrum of possible cash flows of each reporting unit from a market participant perspective. These estimates of future cash flows are discounted by a WACC that is benchmarked against the average returns on debt and equity of comparable peer companies (market participants). In the Company’s judgment, this WACC represents an expected rate of return that would be required by a market participant investor in its reporting units, each of which is used in combination with the other reporting units included within the partner firm network.

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Notwithstanding our belief that the WACC and other assumptions we used in our 2013 and 2014 goodwill testing are reasonable, the Company performed a sensitivity analysis to assess the impact of a change in the WACC on the fair value of each of the reporting units for which it previously calculated fair value using a discounted cash flow method (Step 1). For 2013, the results of this sensitivity analysis showed that if the WACC increased by 1%, the fair value of each of the SMS and PMS reporting units would be substantially in excess of their respective carrying values and would pass Step 1 of the goodwill impairment test. For 2014, the results of this sensitivity analysis showed that if the WACC increased by 1%, the fair value of each of the PMS reporting units would be substantially in excess of their respective carrying values and would pass Step 1 of the goodwill impairment test.

The Company’s goodwill accounting policies and procedures require assessments of the discount rate and other assumptions used in the DCF method as well as a sensitivity analysis to assess the effect of a change in the assumptions on the fair value of each reporting unit. The Company will expand its disclosure in future SEC filings to include the results of this sensitivity analysis performed in connection with its goodwill impairment testing.

Form 10-Q for the Quarter ended June 30, 2015

Working Capital, page 41

5.	We note your statement that the increase in your working capital deficit was primarily due to seasonal shifts in the amounts collected from clients and paid to suppliers, primarily media outlets. Since your working capital deficit has been trending upward since June 2014, and has remained negative for some time, tell us why you believe the recent increase is seasonal and explain to readers in future filings.

The Company’s working capital is impacted by seasonality in media buying and the amount and timing of the amounts received from clients and subsequently paid to suppliers. Media buying is impacted by the timing of certain events, such as the Superbowl and national holidays, and there is generally a quarter-to-quarter lag between the time amounts received from clients for the media buying are subsequently paid to suppliers. The Company’s media buying business is growing at a faster rate than the rest of the Company’s businesses. This has a corresponding effect on the working capital deficit trend, which, in our quarter ended June 30, 2015, reflects the effect of payments to suppliers of the amounts received from clients in the prior quarter. In its Form 10-Q for the quarter ended September 30, 2015, the Company has further explained that the working capital deficit is impacted by the Company’s growing media business.

6.	We note that you held a significant amount of funds in escrow subject to distribution at the direction of your clients. Please disclose why it is necessary for you to enter into such depositary arrangements and advise us.

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One of the Company’s subsidiaries, Kingsdale Shareholder Services (“Kingsdale”), is a shareholder advisory and communications firm. Kingsdale specializes in strategic and governance advisory, proxy solicitation, information agent, depository, and asset reclamation services. In connection with its depository services, Kingsdale holds in escrow funds that it receives from clients to facilitate the related shareholder transaction. Accordingly, the timing and amounts held on behalf of clients will vary depending on the transaction.

Revolving Credit Agreement, page 45

7.	It is unclear to us how you calculated “Earnings before interest, taxes, depreciation and amortization” and how you met the minimum amount per your debt covenant. Please advise us and clarify how this measure is calculated so that it is transparent to readers.

As disclosed in the Company’s Form 10-Q for the period ended June 30, 2015 and previous annual and quarterly SEC filings, on March 20, 2013, the Company entered into an amended and restated senior secured revolving credit agreement with Wells Fargo Capital Finance, LLC, as agent, and the lenders from time to time party thereto (the “Credit Agreement”). A copy of the Credit Agreement was included in the Form 8-K filed on March 20, 2013.

Pursuant to the Credit Agreement, the Company must comply with certain financial covenants, including, among others, a covenant for minimum earnings before interest, taxes and depreciation and amortization (“EBITDA”). The Credit Agreement specifically defines the EBITDA and other financial measures required for this purpose, and the Company’s covenant calculations are calculated based on the definitions in the Credit Agreement.

The EBITDA used in the minimum EBITDA covenant calculation excludes from the determination of net income proforma adjustments for acquisitions, one-time charges, and other items as provided for in the Credit Agreement. In the Company’s Form 10-Q for the period ended September 30, 2015, the Company has expanded its disclosure to refer to these adjustments. [See MD&A, “Liquidity and Capital Resources: Revolving Credit Agreement” (p. 48).]

The EBITDA used in the minimum EBITDA covenant calculation required by the Credit Agreement is not a “non-GAAP financial measure” as referred to by the Commission in Item 10(e)(1)(ii)(A) of Regulation S-K. Rather, it is shown on page 45 of the Form 10-Q for the quarter ended June 30, 2015 to demonstrate compliance with this covenant in accordance with the Division’s Compliance & Disclosure Interpretations ("C&DIs") (Question 102-09).

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief
William Mastrianna, Attorney-Advisor
               Securities and Exchange Commission

Scott Kauffman, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Christine LaPlaca, SVP Accounting and Financial Reporting

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)

Robert Trinchetto, BDO USA, LLP

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